FORM 11-K

             U. S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549
                          ANNUAL REPORT

 PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 1998

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

 First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  First Financial Holdings, Inc.
                       34 Broad Street
                       Charleston, SC  29401

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                  FIRST FINANCIAL HOLDINGS, INC.
                1994 EMPLOYEE STOCK PURCHASE PLAN

                       Financial Statements

                 December 31, 1998, 1997 and 1996

           (With Independent Auditors' Report Thereon)

                              Index

Independent Auditors' Report  . . . . . . . . . . . . . . 1

Financial Statements for 1998, 1997 and 1996:

    Statements of Financial Condition . . . . . . . . . . 2

    Statements of Operations and Changes in Plan Equity . 3

Notes to Financial Statements . . . . . . . . . . . . . . 4

Independent Auditors' Consent . . . . . . . . . . . . . . 7

Signature . . . . . . . . . . . . . . . . . . . . . . . . 8

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                   Independent Auditors' Report

The Trustees
First Financial Holdings, Inc.
1994 Employee Stock Purchase Plan:

We have audited the accompanying statements of financial condition of First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan as of December 31, 1998 and 1997, and the related statements of operations and changes in plan equity for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan at December 31, 1998 and 1997, and the results of operations for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.




                                   KPMG Peat Marwick LLP

March 5, 1999

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                  FIRST FINANCIAL HOLDINGS, INC.
                1994 EMPLOYEE STOCK PURCHASE PLAN
                Statements of Financial Condition

                   December 31, 1998 and 1997
                                                1998      1997
Assets:
   Cash and cash equivalents                 $ 33,422  $    840


Liabilities and Plan Equity:
   Liabilities:
     Due to First Financial Holdings, Inc.     33,048      --
   Plan Equity:                                   374       840
                                             $ 33,422  $    840

The accompanying notes are an integral part of these financial statements.

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                    FIRST FINANCIAL HOLDINGS, INC.
                  1994 EMPLOYEE STOCK PURCHASE PLAN

          Statements of Operations and Changes in Plan Equity
             Years ended December 31, 1998, 1997 and 1996

                                           1998      1997      1996
Contributions:
   Contributions from employees         $ 109,459 $  84,140 $  83,583

Withdrawals:
   Common stock distributions to
     participants                         106,168    81,208    79,827
   Withdrawals by participants from plan    3,757     2,370     3,797

Net income (loss)                            (466)      562       (41)

Plan equity at beginning of year              840       278       319

Plan equity at end of year              $     374 $     840 $     278


The accompanying notes are an integral part of these financial statements.

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                  Notes to Financial Statements
                 December 31, 1998, 1997 and 1996

1.  Description of Plan

    The following brief description of First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan ("the Plan") is provided for general informational purposes only.
    Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

    General

    On July 28, 1994, the Board of Directors of First Financial Holdings, Inc. ("the Corporation"), approved the establishment of the Plan to provide the eligible employees of the Corporation and its designated Subsidiaries an opportunity to purchase common stock of the Corporation through accumulated payroll deductions at a discounted price of 90% of the fair market value. At the annual meeting in January 1995, the stockholders of the Corporation approved the Plan.

    Participation in Plan

    The Plan is a defined contribution employee stock purchase plan sponsored by the Corporation. An employee who has been continuously employed by the Corporation for at least six consecutive months, who is employed by the Corporation on a given enrollment date and who is scheduled to work at least 1,000 hours as an employee during each calendar year shall be eligible to participate in the Plan for the offering period commencing with such enrollment date (the first day of each offering period). An offering period is a period of approximately three months, beginning on the first trading day on or after January 1, April 1, July 1, and October 1 of each year and terminating on the last trading day on or before the end of the period. There were 47 and 34 participants in the Plan as of December 31, 1998 and 1997, respectively.

    Contributions

    Employees may contribute to the Plan through payroll deductions. Eligible employees may elect to have payroll deductions made on each payday during an offering period in an amount not exceeding ten percent of their gross compensation.

    Plan Administration
    During the years ended December 31, 1998 and 1997, the Corporation absorbed all costs of the Plan's administration.

    Income Tax Status

    It is the intention of the Corporation to have the Plan qualify as an "Employee Stock Purchase Plan" under Section
    423 of the Internal Revenue Code of 1986, as amended.

2.  Summary of Significant Accounting Policies

    Basis of Presentation

    The accompanying financial statements have been prepared on the accrual basis and present the assets and liabilities using fair values, based on quoted market prices.

3.  Grant and Exercise of an Option

    On the enrollment date of each offering period, each eligible employee participating in the Plan will be granted an option to purchase, on each exercise date of such offering period, a certain number of shares of the Corporation's common stock. The number of shares is determined by dividing the employee's applicable payroll deductions accumulated prior to the exercise date and retained in the participant's account as of the exercise date by the applicable purchase price. The purchase price is an amount equal to 90% of the fair market value of a share of common stock on the enrollment date or on the exercise date, whichever is lower.

    Unless a participant withdraws from the Plan, his or her option will be automatically exercised on the exercise date, and the maximum number of full shares subject to option shall be purchased for the participant at the applicable purchase price with the accumulated payroll deductions in his or her account. No fractional shares will be purchased; any payroll deductions accumulated in a participant's account which are not sufficient to purchase a full share shall be retained in the participant's account and applied toward the purchase of shares in a subsequent offering period.

4.  Withdrawal or Termination of Employment

    A participant may withdraw all, but no less than all, of the applicable payroll deductions credited to his or her account and not yet used to exercise his or her option under the Plan at any time by giving written notice to the Corporation.

    When a participant ceases to be an employee for any reason, the participant's option will be automatically terminated. Upon termination of a participant's employment relationship, the payroll deductions credited to the participant's account during the offering period but not yet used to exercise the option will be returned to such participant or, in the case of his or her death, to the designated beneficiary.

5.  Plan Termination

    Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan at any time. The termination cannot affect options previously granted, provided that the Board of Directors may terminate an offering period on any exercise date if the Board determines that the termination of the Plan is in the best interest of the Corporation and its stockholders.

6.  Related Party Transactions

    In 1998 and 1997, the Plan purchased 5,989 and 6,338 shares of First Financial Holdings, Inc. common stock, respectively, on behalf of the participants in the Plan. First Financial Holdings, Inc. declared a two-for-one stock split on February 26, 1998, for stockholders of record on March 13, 1998, to be paid on March 27, 1998. All share and per share amounts have been restated retroactively.

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                  INDEPENDENT AUDITORS' CONSENT



The Plan Trustees
First Financial Holdings, Inc.
1994 Employee Stock Purchase Plan:

We consent to the incorporation by reference in the registration statement (No. 33-57855) on Form S-8 of First Financial Holdings, Inc. of our report dated March 5, 1999 relating to the statements of financial condition of the First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan as of December 31, 1998 and 1997, and the related statements of operations and changes in plan equity for each of the years in the three-year period ended December 31, 1998, which report appears in the December 31, 1998 annual report on Form 11-K of First Financial Holdings, Inc. 1994 Employee Stock Purchase Plan.




                              KPMG Peat Marwick LLP

Greenville, South Carolina
March 19, 1999

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                            SIGNATURE

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   First Financial Holdings, Inc.
                                   1994 Employee Stock Purchase Plan



Date:  March 24, 1999              By:  /s/ Susan Baham
                                   Susan Baham
                                   Senior Vice President
                                   Chief Financial Officer
                                   Duly Authorized Representative